

Mail Stop: 3561

May 29, 2018

Via E-Mail
Mr. Marc Solochek
Chief Financial Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1800
Lexington, Kentucky 40507

> **Re: Ramaco Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 21, 2018**
> **File No. 001-38003**

Dear Mr. Solochek:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017
Management's Discussion and Analysis
Results of Operations
Year Ended December 31, 2017 compared to Year Ended December 31, 2016, page 43

1. We note you present the non-GAAP measure average cash cost per ton sold here, at page 11 of your Form 10-Q for the three months ended March 31, 2018 and in your press release included at Exhibit 99.1 to your Form 8-K filed on May 15, 2018. We note that you also present the non-GAAP measure average cash margin per ton in your press release. Please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in each of your respective filings or tell us why this guidance does not apply to you.

Financial Statements
Consolidated Statements of Operations, page 50

2. We note you present pro forma basic and diluted loss per share for the year ended December 31, 2017 on the face of your statement of operations. Please tell us why this presentation is appropriate, citing the applicable U.S. GAAP literature that supports your view.

3. Please present basic and diluted per share amounts on the face of your statement of operations to comply with ASC 260-10-45-2 or tell us why this literature does not apply to you. Please also make corresponding changes to your earnings per share disclosures at Note 13.

Note 2 – Summary of Significant Accounting Policies
Property, Plant and Equipment, page 55

4. Please expand your policy disclosure related to your mine development costs to clarify when capitalization of these costs begins.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or me at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining